EXHIBIT 99.9

Press Release

2019 Strategy & Outlook Presentation

New York, September 24, 2019 - Patrick Pouyanné, Chairman and CEO, Jean-Pierre Sbraire, CFO, and Helle Kristoffersen, President, Strategy - Innovation, will present Total’s Strategy & Outlook in New York today. The webcast of the presentation in English is available on total.com.

The presentation confirms Total’s implementation of its strategy for profitable and sustainable growth for the benefit of all of its stakeholders, taking into account the evolution of energy markets. It also provide strong visibility on the Group’s roadmap to 2025.

Key messages of the presentation include:

Coping with volatile and changing energy markets

Total is adapting to changing energy markets to ensure a sustainable future. Energy demand growth will benefit mainly gas and electricity, and, within these markets, LNG and renewables will grow the fastest.

Maintaining the Group’s breakeven below 30 $/b and strong financial position to ensure a sustainable future

In face of volatile energy markets, Total focuses on operational excellence and financial discipline to maintain a low breakeven and strong balance sheet. In recent years, Total has successfully reduced its organic pre-dividend breakeven to less than 30 $/b and confirms its key objective to maintain it below this level to be resilient in any price environment. Discipline on costs will be maintained, illustrated by the additional $1 billion cost reduction program until 2023 notably supported by a strong digital ambition. A strong balance sheet with a gearing maintained below 20% further strengthens the resilience of the Group.

Oil & Gas: building on our strengths for sustainable and profitable growth

Total benefits from a large portfolio of profitable projects to fuel its future growth post 2023 and is sanctioning more than 800 kboe/d of new production, leveraging a favorable oil service cost environment. Renewing reserves is based on two engines: exploration with recent discoveries in North Sea, South Africa and Guyana and access to discovered resources. Total has also demonstrated its agility by making counter-cyclical acquisitions that have significantly high-graded the portfolio. Over 2015-2020, more than 11 Bboe of resources will have been added at less than 2.5 $/boe. The acquisition of Anadarko’s African assets fits perfectly into the strategy and improves visibility on the Group’s future. Downstream will make significant additional contributions to cash flow. Refining-Chemicals is focusing on growing petrochemicals using low cost feedstock on integrated platforms and Marketing & Services is expanding in large fast growing markets. Both segments also invest in new businesses linked to the development of low carbon economy (biofuels, bioplastics, plastic recycling, EV charging points, natural gas for trucks and shipping…).

Investing in growing energy markets for sustainable long term.

The energy transition leads to a growing role for both natural gas (mainly LNG) and electricity in the energy mix. Total will increase its LNG sales to 50 Mt per year by 2025, supporting CFFO growth in integrated LNG of 2.5 times between 2018 and 2025. In low carbon electricity, Total will invest $1.5-2 billion per year, notably in Europe, as a power producer from renewables and natural gas and distributor, targeting 8 million customers by 2025. Beyond Europe, Total is leveraging strong electricity demand by investing in renewables generation using a capital light model to ensure more than 15% equity IRR. This strategy for LNG and electricity contributes to the Group’s ambition to reduce the carbon intensity of the energy products used by our customers by 15% between 2015 and 2030.

Outlook 2025 & Shareholder return

Total will generate production growth of more than 5% per year growth between 2018 and 2021, then after a stable period between 2022-23, growth will resume at more than 3% per year driven mainly by LNG project start-ups. Such growth will be delivered while capital discipline will be maintained with $16-18 billion per year capital investment over 2019 to 2023. The Group’s cash flow will increase by more than $5 billion by 2025 in a 60 $/b environment, an average increase of around $1 billion per year. Total targets a ROE of 12%.

As a result of this strong outlook, the Board of Directors decided to accelerate dividend growth for the coming years with a guidance of increasing the dividend by 5 to 6% per year. As a result, the proposed amount for the third interim dividend for 2019 will be 0.68€ per share, an increase of 6% compared to the third interim dividend for 2018.

These decisions reflect the Board’s confidence in the ability of the Group to deliver sustainable and profitable growth for the coming years.

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Following the Strategy & Outlook presentation, there will be a series of Business Unit Presentations made by members of the Executive Committee and another Senior Executive:

Developing a global and profitable LNG portfolio

Philippe Sauquet, President Gas, Renewables & Power

Arnaud Breuillac, President Exploration & Production

Laurent Vivier, Senior Vice President Gas

Sustainably growing Downstream

Bernard Pinatel, President Refining & Chemicals

Momar Nguer, President Marketing & Services

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total" and "Total Group" are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. — Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex — France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.